State of Delaware
Secretary of State
Division of Corporations
Delivered 07:51 AM 10/09/2020
FILED 07:51 AM 10/09/2020
SR 20207736418 - File Number 3855338

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is D. R. Cocktails LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 221 N. Broad Street, Suite 3A, (street), in the City of Middletown, Zip Code 19709. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is United States Corporation Agents, Inc.

By: /s/ Cheyenne Moseley
Authorized Person

Name: Cheyenne Moseley, Assistant Secretary, Legalzoom.com, Inc, Organizer
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